April 29, 2010

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR AND OVERNIGHT MAIL

Re:	Registrants:	Natixis Funds Trust I, Natixis Funds Trust II, Natixis Funds Trust IV, Gateway Trust
	File No.:	811-04323, 811-00242, 811-09945, 811-22099
	Filing Type:	Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on April 21, 2010, regarding the registration statements on Form N-1A for the Natixis Equity and Diversified Funds and the Natixis Alternative Funds (collectively, the “Registrant”), which were filed with the Commission on March 1, 2010 (the “Registration Statement”).

For your convenience, we have summarized Staff comments below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement. References to page numbers are to those in the Registration Statement.

I. Natixis Equity and Diversified Funds – Class ABC Prospectus (Comments and Responses also apply to the Class Y Prospectus, as applicable)

1. Comment. (All Natixis Equity and Diversified Funds) On the front cover, remove the names of the advisers and subadvisers listed below each Fund name.

Response. In response to this comment, the names of the advisers and subadvisers have been removed.

2. Comment. (All Natixis Equity and Diversified Funds) On the front cover, remove the following language: “For general information on the Funds or any of their services and for assistance in opening an account, contact your financial representative or call Natixis Funds.”

Response. In response to this comment, this language has been removed.

Comments Addressing Fund Summary Sections

3. Comment. (All Natixis Equity and Diversified Funds) In the paragraph following the heading “Fund Fees & Expenses” on the first page of each Fund summary, revise the first sentence to read: “The following table describes…”

Response. In response to this comment, this sentence has been revised accordingly.

4. Comment. (All Natixis Equity and Diversified Funds) On the first page of each Fund summary, increase the font size of the table headings “Shareholder Fees” and “Annual Fund Operating Expenses.”

Response. In response to this comment, the font size has been increased.

5. Comment. (All Natixis Equity and Diversified Funds) In the “Annual Fund Operating Expenses” table of each Fund summary, revise the line items “Fee reduction and/or expense reimbursement” and “Total annual fund operating expenses after fee reduction and/or expense reimbursement” to state “Fee waiver and/or expense reimbursement” and “Total annual fund operating expenses after fee waiver and/or expense reimbursement.”

Response. In response to this comment, the line items have been revised accordingly.

6. Comment. (All Natixis Equity and Diversified Funds ) Remove footnote “*” to the Example table in all Funds where it appears.

Response. In response to this comment, the footnote has been removed in all Funds where it appears.

7. Comment. (AEW Real Estate Fund) In the first paragraph of the section “Principal Investment Strategies” in the Fund summary, describe what kind of securities the Fund will invest in.

Response. In response to this comment, the language following “securities” in the first sentence of this paragraph has been revised to read as follows: “securities, including common stocks and preferred stocks, of real estate investment trusts…”

8. Comment. (AEW Real Estate Fund) In the section “Equity Securities Risk” under the heading “Principal Risks” in the Fund summary, confirm whether growth stock risk should be disclosed, as the Fund’s strategy is value oriented.

Response. In response to this comment, the language regarding growth stock risk has been deleted from this section.

9. Comment. (AEW Real Estate Fund) In the Fund summary, move the first sentence of the section “Small-cap companies risk” under the heading “Principal Risks” to “Principal Investment Strategies.”

Response. In response to this comment, this sentence has been moved to the section “Principal Investment Strategies.”

10. Comment. (All Natixis Equity and Diversified Funds) Remove the first sentence of the second paragraph under the heading “Risk/Return Bar Chart and Table” in the Fund summary that explains that the returns for other classes will differ from those represented in the bar chart to the extent that their respective expenses differ.

Response. In response to this comment, this sentence has been removed in all applicable instances.

11. Comment. (AEW Real Estate Fund) Delete the paragraph in the “Risk/Return Bar Chart and Table” section of the Fund summary which reads: “The table below shows how the Fund’s average annual total returns for Class A, Class B and Class C shares of the Fund (before and after taxes for Class A) for the one-year, five-year and life-of-class periods compare to those of the MSCI US REIT Index, an unmanaged index of the most actively traded REITs, designed to measure real estate equity performance. The Fund’s total returns reflect, on a class-by-class basis, its expenses and the maximum sales charges that you may be required to pay when you buy or redeem the Fund’s shares. Class B total returns do not reflect the automatic conversion of Class B shares to Class A shares after eight years.”

Response. In response to this comment, this paragraph has been deleted with the exception of the following sentence, which Registrant believes provides investors with valuable information regarding the annual returns disclosed in the table: “Class B total returns do not reflect the automatic conversion of Class B shares to Class A shares after eight years.”

12. Comment. (AEW Real Estate Fund) Remove footnote “*” to the Average Annual Total Returns table in the Fund summary.

Response. In response to this comment, this footnote has been removed.

13. Comment. (All Natixis Equity and Diversified Funds) In the paragraph following the Average Annual Total Returns table, only include the following sentence if it applies to the applicable Fund: “In some cases the after-tax returns may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of fund shares at the end of the measurement period.”

Response. In response to this comment, the sentence has been removed from the Funds to which it does not apply. With respect to Funds to which it does apply, the sentence has been revised to state the following: “The after-tax returns exceed the return before taxes due to an assumed tax benefit from losses on a sale of fund shares at the end of the measurement period.”

14. Comment. (All Natixis Equity and Diversified Funds) Change the first sentence of the paragraph below the table under the heading “Purchase and Sale of Fund Shares” to read: “The Fund’s shares are available for purchase…”

Response. In response to this comment, this language has been revised accordingly.

15. Comment. (CGM Advisor Targeted Equity Fund) Include Acquired Fund Fees and Expenses in the “Annual Fund Operating Expenses” table pursuant to Instruction 3(f) to Item 3 of Form N-1A.

Response. Registrant respectfully submits that this disclosure is not required, as the Fund did not incur any such fees or expenses for the most recent fiscal period. Risk disclosure with respect to investing in other investment companies is disclosed because the Fund expects that this may be a principal strategy of the Fund from time to time in the future.

16. Comment. (CGM Advisor Targeted Equity Fund) With respect to the “Portfolio Turnover” section in the Fund summary, disclose the impact of high portfolio turnover if applicable.

Response. Registrant has included information regarding the potential impact of high portfolio turnover and active and frequent trading in the section “More Information About the Funds” in the Statutory Prospectus, which it believes is appropriate pursuant to instruction 7 to Item 9(b)(1) of Form N-1A.

17. Comment. (CGM Advisor Targeted Equity Fund) In the section “Principal Investment Strategies” in the Fund Summary, disclose what types of equity investments the Fund will invest in.

Response. In response to this comment, the first sentence of the first paragraph in this section has been revised to read as follows: “Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings made for investment purposes) in equity investments, including common stocks.”

18. Comment. (CGM Advisor Targeted Equity Fund) With respect to the section entitled “Investments, Risks and Performance” in the Fund Summary:

(a) In the introduction to the third set of bulleted points, revise the language to read: “The Fund will also:”

Response. Registrant respectfully submits that the use of the word “may” more closely reflects the investment strategy of the Fund because the Fund maintains investment flexibility and may not be invested in all disclosed asset types during any particular timeframe.

(b) Confirm that the strategies listed in this section are principal strategies.

Response. Registrant confirms that these strategies are principal strategies.

(c) Provide portfolio turnover risk disclosure, if applicable.

Response. Please see the response to Comment no. 16 in this section.

19. Comment. (CGM Advisor Targeted Equity Fund) Delete the paragraph in the “Risk/Return Bar Chart and Table” section of the Fund summary which states the following: “The table below shows how the Fund’s average annual total returns for Class A, Class B and Class C shares of the Fund (before and after taxes for Class A) for the one-year, five-year and ten-year periods compare to those of the Standard & Poor’s 500 Index (the “S&P 500 Index”), an unmanaged index of U.S. common stocks. The Fund’s total returns reflect, on a class-by-class basis, its expenses and the maximum sales charges that you may be required to pay when you buy or redeem the Fund’s shares. Class B total returns do not reflect the automatic conversion of Class B shares to Class A shares after eight years.”

Response. In response to this comment, this paragraph has been deleted with the exception of the following sentence, which Registrant believes provides investors with valuable information regarding the annual returns disclosed in the table: “Class B total returns do not reflect the automatic conversion of Class B shares to Class A shares after eight years.”

20. Comment. (Hansberger International Fund) In the section “Principal Investment Strategies” in the Fund summary, confirm that the Fund invests at least 40% of its net assets in securities of companies located outside the United States.

Response. Registrant confirms that as of April 23, 2010 at least 40% of its net assets were invested in securities of companies located outside the United States.

21. Comment. (Hansberger International Fund) Revise the language before the first set of bulleted points in the section “Principal Investment Strategies” in the Fund summary to read: “The Fund will also:.”

Response. Please see the response to Comment no. 18(a) in this section.

22. Comment. (Hansberger International Fund) In the section “Principal Investment Strategies” in the Fund summary:

(a) Disclose whether the Fund’s investments in fixed-income securities are subject to any ratings limitations.

Response. The Fund’s investment strategy disclosure indicates that the Fund may invest up to 35% of its assets in fixed income securities, including government bonds as well as lower quality debt securities. There is no limitation on what percentage of the Fund’s overall investment in fixed-income securities can be below investment grade.

(b) Disclose if the fixed-income securities are junk bonds.

Response. In response to this comment, the second bulleted point under “Principal Investment Strategies” has been revised to state the following: “Invest up to 35% of its assets in fixed-income securities, including government bonds as well as lower-quality fixed-income securities (commonly known as ‘junk bonds’).”

(c) Disclose what is the selling discipline of the Fund.

Response. In response to this comment, the following language has been added to this section: “Hansberger generally sells a security if its price target is met, the company’s fundamentals change, or if the Fund is fully invested and a better investment opportunity arises.”

23. Comment. (Hansberger International Fund) In the section “Principal Risks” of the Fund summary, add disclosure on debt risk and smaller capitalization risk, if applicable.

Response. In response to this comment, disclosure addressing such risks has been added.

24. Comment. (Hansberger International Fund) In the section “Principal Risks” in the Fund summary, explain why “Equity Securities Risk” discusses Rule 144A securities, but such securities are not listed in the “Principal Investment Strategies” section.

Response. In response to this comment, the Fund has deleted the discussion of Rule 144A securities from this section.

25. Comment. (Hansberger International Fund) In the “Average Annual Total Returns” table in the Fund summary, disclose whether the MSCI EAFE Index is net or gross.

Response. The index is gross of dividends. In response to this comment, the following language has been added to the Fund summary in the “Risk/Return Bar Chart and Table” section: “MSCI EAFE Index (Europe, Australasia, Far East) is an unmanaged index that is designed to measure the equity market performance of developed markets, excluding the United States and Canada. The return information for the index includes both price performance and income from dividend payments, but does not include tax credits.”

26. Comment. (Hansberger International Fund) Remove the last sentence in the paragraph that follows the “Average Annual Total Returns” table that reads: “The Fund’s performance might have been different had the current subadvisory arrangements and investment strategies been in place for all periods shown.”

Response. In response to this comment, this sentence has been removed.

27. Comment. (Harris Associates Large Cap Value Fund) With respect to the disclosure in the “Portfolio Turnover” section, provide appropriate disclosure regarding frequent trading for the high portfolio turnover rate percentage.

Response. Please see the response to Comment no. 16 in this section.

28. Comment. (Harris Associates Large Cap Value Fund) In the first paragraph of the section “Principal Investment Strategies” under the heading “Investments, Risks and Performance” in the Fund summary, provide the dollar range for large- and mid-capitalization companies.

Response. In response to this comment, the following sentence has been added to the end of the applicable paragraph: “While the market capitalization range for this index fluctuates, at March 31, 2010, it was $220 million to $317 billion.”

29. Comment. (Harris Associates Large Cap Value Fund) In the first sentence of the second paragraph of the section “Principal Investment Strategies” under the heading “Investments, Risks and Performance” in the Fund summary, disclose the types of equity securities that the Fund will invest in.

Response. In response to this comment, the first sentence of this paragraph has been revised as follows: “Harris Associates L.P. (‘Harris Associates’) uses a value investment philosophy in selecting equity securities, including common stocks.”

30. Comment. (Harris Associates Large Cap Value Fund) With respect to the first sentence of the third paragraph of the section “Principal Investment Strategies” under the heading “Investments, Risks and Performance” in the Fund summary:

(a) Disclose the types of foreign securities the Fund will invest in.

Response. Registrant respectfully submits that this information is already disclosed in the first and third paragraphs of this section.

(b) Change the word “may” to “will.”

Response. Please see the response to Comment no. 18(a) in this section.

31. Comment. (Harris Associates Large Cap Value Fund) Disclose what the sell discipline is for this Fund.

Response. In response to this comment, the following sentence has been added to the end of the second paragraph in the section “Principal Investment Strategies” in the Fund summary: “Harris Associates usually sells a stock when the price approaches its estimated worth or the company’s fundamentals change.”

32. Comment. (Harris Associates Large Cap Value Fund) In the “Equity Securities Risk” section under the heading “Principal Risks” in the Fund summary, revise the risk disclosure to include only what is relevant.

Response. In response to this comment, the risk disclosure has been revised to state the following:

“Equity Securities Risk: The value of the Fund’s investments in equity securities could be subject to unpredictable declines in the value of individual securities and periods of below-average performance in individual securities or in the equity market as a whole. Equity securities may include common stocks, preferred stocks, warrants, securities convertible into common and preferred stocks and other equity-like interests in an entity. Value stocks can perform differently from the market as a whole and from other types of stocks. Value stocks also present the risk that their lower valuations fairly reflect their business prospects and that investors will not agree that the stocks represent favorable investment opportunities, and they may fall out of favor with investors and underperform growth stocks during any given period. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of the issuer’s bonds and preferred stock generally take precedence over the claims of those who own common stock.”

33. Comment. (Harris Associates Large Cap Value Fund) In the “Principal Risks” section in the Fund summary, include small market capitalization risk.

Response. Registrant respectfully submits that this is not a principal risk of the Fund, as the Fund invests substantially all of its assets in large- and mid-capitalization companies, as indicated in the section “Principal Investment Strategies.”

34. Comment. (Harris Associates Large Cap Value Fund) Delete the paragraph before the “Average Annual Total Returns” table that reads: “The table below shows how the Fund’s average annual total returns for Class A, Class B and Class C shares of the Fund (before and after taxes for Class A) for the one-year, five-year and ten-year periods compare to those of the Russell 1000 Value Index, an unmanaged index that measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values. The Fund’s total returns reflect, on a class-by-class basis, its expenses and the maximum sales charge that you may be required to pay when you buy or redeem the Fund’s shares. Class B total returns do not reflect the automatic conversion of Class B shares to Class A shares after eight years.”

Response. In response to this comment, this paragraph has been deleted with the exception of the following sentence, which Registrant believes provides investors with valuable information regarding the annual returns disclosed in the table: “Class B total returns do not reflect the automatic conversion of Class B shares to Class A shares after eight years.”

35. Comment. (Natixis Income Diversified Portfolio) Under the heading “Investments, Risks and Performance” in the Fund summary, clarify whether the bulleted points in the “Principal Investment Strategies” section are principal strategies.

Response. Registrant confirms that these are principal strategies of the Fund.

36. Comment. (Natixis Income Diversified Portfolio) Remove the following language that appears in the section “Investments, Risks and Performance” in the Fund summary, following the bulleted points: “More detailed information about Natixis Advisors’ or any subadviser’s investment strategies is available in the ‘Natixis Income Diversified Portfolio — More on Investment Disciplines’ section of the Statutory Prospectus.”

Response. In response to this comment, this language has been deleted.

37. Comment. (Natixis Income Diversified Portfolio) Confirm that the “Equity Securities Risk” and the “Foreign Securities Risk” in the Fund summary are applicable to the Fund. If not, delete these risks.

Response. Registrant confirms that these risks are applicable to the Fund. Additionally, in response to this comment, “Equity Securities Risk” has been revised to state the following:

Equity Securities Risk: The value of the Fund’s investments in equity securities could be subject to unpredictable declines in the value of individual securities and periods of below-average performance in individual securities or in the equity market as a whole. Rule 144A securities may be less liquid than other equity securities. Equity securities may include common stocks, preferred stocks, warrants, securities convertible into common and preferred stocks and other equity-like interests in an entity. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of the issuer’s bonds and preferred stock generally take precedence over the claims of those who own common stock.

Further, the sixth bulleted point in the section “Principal Investment Strategies” (under the heading “The Fund may:”) has been revised to state the following: “Invest in fixed-income securities of any maturity, including those of foreign issuers and lower-rated fixed-income securities (commonly known as ‘junk bonds’).”

38. Comment. (Natixis Income Diversified Portfolio) Remove all footnotes to the “Average Annual Total Returns” table in the Fund summary.

Response. In response to this comment, the footnotes have been removed.

39. Comment. (Natixis U.S. Diversified Portfolio) With respect to the first sentence of the first paragraph of the section “Principal Investment Strategies” under the heading “Investments, Risks and Performance” in the Fund summary:

(a) Disclose what types of equity securities the Fund will invest in.

Response. In response to this comment, the Fund has revised this sentence to read: “The Fund ordinarily invests substantially all of its assets in equity securities, including common stocks and preferred stocks.”

(b) Disclose whether the Fund is required to invest its assets within a specified market capitalization range.

Response. Registrant confirms that the Fund is not required to invest its assets within a specified market capitalization range.

40. Comment. (Natixis U.S. Diversified Portfolio) With respect to the section “Principal Investment Strategies” under the heading “Investments, Risks and Performance” in the Fund summary:

(a) In the first sentence of the second paragraph, disclose what the four segments are.

Response. In response to this comment, disclosure has been added to this section identifying the four segments referenced above.

(b) Disclose how this Fund determines what securities to buy and sell.

Response. This information is already included in the section “More Information About the Funds” in the back of the Statutory Prospectus (as that term is defined in Rule 498 under the 1933 Act) pursuant to Form N-1A Item 9(b)(2). Item 4(a) of Form N-1A only requires the Fund to “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies . . . and any policy to concentrate in securities of issuers in a particular industry or group of industries.” The item does not specifically call for an explanation of how the Fund’s portfolio managers select securities for purchase and sale.

41. Comment. (Natixis U.S. Diversified Portfolio) In the section “Principal Investment Strategies” under the heading “Investments, Risks and Performance” in the Fund summary, revise the language before the bulleted list to read: “The Fund will also.”

Response. Please see the response to Comment no. 18(a) in this section.

42. Comment. (Natixis U.S. Diversified Portfolio) Remove the following language that follows the bulleted list in the section “Principal Investment Strategies” under the heading “Investments, Risks and Performance” in the Fund summary: “More detailed information about each subadviser’s investment strategies is available in the ‘Natixis U.S. Diversified Portfolio — More on Investment Strategies’ section of the Statutory Prospectus.”

Response. In response to this comment, this language has been removed.

43. Comment. (Natixis U.S. Diversified Portfolio) In the section “Principal Risks” in the Fund summary, confirm whether “Emerging Markets Risk” is a principal risk. If so, investment in emerging markets securities should be included in the section “Principal Investment Strategies.”

Response. Registrant confirms that this risk is a principal risk. The fact that the Fund may invest in emerging markets securities is disclosed in the section “Principal Investment Strategies” as the fifth bulleted point under the heading “The Fund may also.”

44. Comment. (Natixis U.S. Diversified Portfolio) In the section “Principal Risks” in the Fund summary, confirm whether “Foreign Securities Risk” is a principal risk. If so, investment in foreign securities should be included in the section “Principal Investment Strategies.”

Response. Registrant confirms that this risk is a principal risk. The fact that the Fund may invest in foreign securities is disclosed in the section “Principal Investment Strategies” as the fifth bulleted point under the heading “The Fund may also.”

45. Comment. (Natixis U.S. Diversified Portfolio) Disclose the risks of active and frequent trading if this Fund engages in active and frequent trading.

Response. Please see the response to Comment no. 16 in this section.

46. Comment. (Natixis U.S. Diversified Portfolio) Delete the paragraph that appears prior to the “Average Annual Total Returns” table that reads: “The table below shows how the Fund’s average annual total returns for Class A, Class B and Class C shares of the Fund (before and after taxes for Class A) for the one-year, five-year and ten-year periods compare to those of the Standard & Poor’s 500 Index (“S&P 500 Index”), an unmanaged index of U.S. common stocks. They are also compared to the Wilshire 4500 Index, an unmanaged index of 4,500 mid- and small-sized companies and the Standard & Poor’s MidCap 400 Index (“S&P MidCap 400 Index”), an unmanaged index of U.S. mid-sized companies, which Natixis Advisors believes over time generally represent the allocation of the Fund’s investments among its disciplines. The Fund’s total returns reflect, on a class by class basis, its expenses and the maximum sales charge that you may be required to pay when you buy or redeem the Fund’s shares. Class B total returns do not reflect the automatic conversion of Class B shares to Class A shares after eight years.”

Response. In response to this comment, this paragraph has been deleted with the exception of the following sentence, which Registrant believes provides investors with valuable information regarding the annual returns disclosed in the table: “Class B total returns do not reflect the automatic conversion of Class B shares to Class A shares after eight years.”

47. Comment. (Vaughan Nelson Small Cap Value Fund) In the section “Portfolio Turnover” in the Fund summary, provide appropriate disclosure for the high turnover rate percentage.

Response. Please see the response to Comment no. 16 in this section.

48. Comment. (Vaughan Nelson Small Cap Value Fund) With respect to the section “Principal Investment Strategies” under the heading “Investments, Risks and Performance” in the Fund summary:

(a) In the first sentence of the first paragraph, disclose what types of equity securities the Fund will invest in.

Response. In response to this comment, this sentence has been revised as follows: “The Fund normally will invest at least 80% of its net assets (plus any borrowings made for investment purposes) in the equity securities, including common stocks and preferred stocks, of ‘small cap companies.’”

(b) Disclose what the current range is for the Russell 2000 Value Index.

Response. In response to this comment, the following language has been added to the first paragraph in this section: “While the market capitalization range for the Russell 2000 Value Index fluctuates, at March 31, 2010, it was $11 million to $4 billion.”

49. Comment. (Vaughan Nelson Small Cap Value Fund) If it is not a principal risk, remove “Emerging Markets Risk” from the section “Principal Risks” in the Fund summary.

Response. Registrant has retained this risk, which it confirms is a principal risk of the Fund. The fact that the Fund may invest in emerging markets securities is disclosed in the section “Principal Investment Strategies” as the third bulleted point under the heading “The Fund may also.”

50. Comment. (Vaughan Nelson Small Cap Value Fund) If it is not a principal risk, remove “Fixed-Income Securities Risk” from the section “Principal Risks” in the Fund summary.

Response. Registrant has retained this risk, which it confirms is a principal risk of the Fund. The fact that the Fund may invest in fixed - income securities is disclosed in the section “Principal Investment Strategies” as the second bulleted point under the heading “The Fund may also.”

51. Comment. (Vaughan Nelson Small Cap Value Fund) If it is not a principal risk, remove “REITs Risk” from the section “Principal Risks” in the Fund summary.

Response. Registrant has retained this risk, which it confirms is a principal risk of the Fund. The fact that the Fund may invest in REITs is disclosed in the section “Principal Investment Strategies” as the fourth bulleted point under the heading “The Fund may also.”

52. Comment. (Vaughan Nelson Value Opportunity Fund) In the first paragraph of the section “Principal Investment Strategies” under the heading “Investments, Risks and Performance” in the Fund summary, disclose the bottom end of the Russell Midcap Value Index (the Fund’s benchmark).

Response. In response to this comment, the following sentence has been added to this paragraph: “While the market capitalization range for the Russell Midcap Value Index fluctuates, at March 31, 2010, it was $220 million to $23 billion.”

53. Comment. (Vaughan Nelson Value Opportunity Fund) In the section “Principal Investment Risks” in the Fund summary, change “may” to “will” in the heading “The Fund may also.”

Response. The items in the bulleted list represent principal strategies of the Fund. However, the Fund maintains investment flexibility and may not be invested in all disclosed asset types during any particular timeframe. Therefore, Registrant believes that the use of the word “may” is a more appropriate description of how the fund implements its principal strategies.

54. Comment. (Vaughan Nelson Value Opportunity Fund) Delete the paragraph before the “Average Annual Total Returns” table that states the following: “The table below shows how the Fund’s average annual total returns for Class A and Class C shares of the Fund (before and after taxes for Class A) for the one-year and life-of-fund periods compare to those of the Russell Midcap Value Index, an unmanaged index that measures the performance of those Russell Midcap Index companies with lower price-to-book ratios and lower forecasted growth values. The Fund’s total returns reflect, on a class by class basis, its expenses and the maximum sales charge that you may be required to pay when you buy or redeem the Fund’s shares.”

Response. In response to this comment, the paragraph has been deleted.

Comments Addressing Additional (non-Summary) Sections in the Statutory Prospectus

55. Comment. (AEW Real Estate Fund) In the “Principal Investment Risks” section under the heading “Investment Goals, Strategies and Risks – More Information About the Funds” on page 40, distinguish between principal and non-principal risks.

Response. All of the risks contained in this section are principal risks. This disclosure expands upon the summary disclosure included for these same principal risks in the Fund summary. This same disclosure technique is employed for all Funds. Non-principal risks are included in the section “More about Risk” later in the Prospectus.

56. Comment. (Natixis U.S. Diversified Portfolio) With respect to the section “Principal Investment Strategies” on page 53:

(a) Disclose the four segments referred to in the prospectus.

Response. In response to this comment, disclosure has been added to this section identifying the four segments referenced above.

(b) Disclose how the adviser determines what securities to buy and sell.

Response. A discussion of how determinations are made to buy and sell securities is included in the sub-section within this section entitled “Natixis U.S. Diversified Portfolio — More on Investment Strategies.”

57. Comment. (Natixis U.S. Diversified Portfolio) Confirm whether the strategies in the bulleted list following the third paragraph in the section “Principal Investment Strategies” on page 53 are principal investment strategies.

Response. Registrant confirms that these are principal investment strategies of the Fund.

58. Comment. (Natixis U.S. Diversified Portfolio) Remove the last paragraph of “Principal Investment Strategies” on page 53 that reads: “For more detailed information on each subadviser’s investment strategies, please refer to the section ‘Natixis U.S. Diversified Portfolio — More on Investment Strategies.’”

Response. In response to this comment, this paragraph has been removed.

59. Comment. (Natixis U.S. Diversified Portfolio) In the section, “Natixis U.S. Diversified Portfolio — More on Investment Strategies” on page 55, clarify whether the first paragraph under the heading “BlackRock” is a principal strategy. If it is a principal strategy, include it in the Fund summary.

Response. In response to this comment, Registrant has added disclosure to the section “Principal Investment Strategies” in the Fund summary to list each subadvisor and discuss the principal investment strategies for their respective segments.

60. Comment. (Vaughan Nelson Small Cap Value Fund) Clarify whether the last sentence of the first paragraph of the section “Principal Investment Strategies” on page 58 is a principal investment strategy.

Response. The Fund reserves the right to invest a portion of its assets in large-cap securities. The Fund believes that it is appropriate to inform investors of this fact in the Fund summary, especially given the use of “small-cap” in the Fund’s name.

II. Natixis Alternative Prospectuses

Class AC Prospectus and Class Y Prospectus

1. Comment. (All Natixis Alternative Funds) Strike the language “Advised by…” on the front cover.

Response. (All Natixis Alternative Funds) In response to this comment, this language has been removed.

2. Comment. (All Natixis Alternative Funds) Remove the second sentence on the front cover which reads: “For general information on the Funds or any of their services and for assistance in opening an account, contact your financial representative or call Natixis Funds.”

Response. In response to this comment, this sentence has been removed.

3. Comment. (All Natixis Alternative Funds) In the section “Fund Fees and Expenses,” make the word “tables” singular.

Response. In response to this comment, this change has been made.

4. Comment. (All Natixis Alternative Funds) Increase the font size of the headings to the tables in the prospectuses.

Response. In response to this comment, the font size has been increased.

5. Comment. (All Natixis Alternative Funds) In the “Annual Fund Operating Expenses” tables, remove the parenthetical(s) following “Management Fees” and “Other Expenses.”

Response. In response to this comment, the parenthetical information regarding the fees and expenses of the Commodity Subsidiary has been removed. However, the language regarding the estimated expenses in the ASG Diversifying Strategies Fund summary and the restated expenses in the ASG Global Alternatives Fund summary were included in response to a comment made by the Staff to the Registrant earlier this year (with respect to the registration statement filing for the Absolute Asia Dynamic Equity Fund, in which a member of the Staff requested that certain expenses not based on a prior fiscal year be included as a parenthetical), and therefore such language has been retained.

6. Comment. (All Natixis Alternative Funds) In the “Annual Fund Operating Expenses” table, revise the line items “Fee reduction and/or expense reimbursement” and “Total annual fund operating expenses after fee reduction and/or expense reimbursement” to state: “Fee waiver and/or expense reimbursement” and “Total annual fund operating expenses after fee waiver and/or expense reimbursement.”

Response. Please see the response to Comment no. 5 in section I above.

7. Comment. (All Natixis Alternative Funds) In the section “Purchase and Sale of Fund Shares,” revise the first sentence to read: “The Fund’s shares are available for purchase…”

Response. In response to this comment, this sentence has been revised accordingly.

8. Comment. (All Natixis Alternative Funds) Remove the paragraph that appears above the “Average Annual Total Returns” tables beginning with, “The table below shows…”

Response. In response to this comment, the paragraph has been deleted.

Class AC Prospectus (Comments and Responses also apply to the Y prospectus, as applicable)

Comments Addressing Fund Summary Sections

9. Comment. (ASG Diversifying Strategies Fund) The following comments apply to the section “Principal Investment Strategies” in the Fund summary:

(a) Identify or define the “quantitative investment models” used by ASG to implement its investment strategy.

Response. In response to this comment, the following sentence has been added to the first paragraph of this section: “These models may include, for example, models that base investment decisions on fixed income spreads and models which seek to identify trends across various asset classes.”

(b) Repeat the representations made in the Man-Glenwood Lexington TEI, LLC and Man-Glenwood Lexington TEI, LDC, SEC No-Action Letter (publicly available April 30, 2004)(“Man-Glenwood”) with respect to the wholly–owned subsidiary.

Response. Registrant respectfully submits that the Fund utilizes the Commodity Subsidiary in the manner contemplated by a no-action letter issued to Fidelity Select Portfolio with respect to its Gold Portfolio. Registrant does not believe this letter requires additional prospectus disclosure, nor does it believe that the recitation of the Man-Glenwood representations is appropriate. Therefore, no additional representations have been disclosed. See Fidelity Select Portfolio, SEC No-Action Letter (publicly available April 29, 2008).

(c) Replace the language “the Fund may” in the fifth paragraph and in the first sentence of the sixth paragraph in the section “Principal Investment Strategies” on page 2 with “the Fund will” or “the Fund will likely.”

Response. In response to this comment, Registrant has revised the fifth paragraph of this section to read in relevant part: “The Fund will concentrate….” With respect to the use of “the Fund may” in the sixth paragraph of this section, Registrant believes that the use of the word “may” is a more appropriate description of how the fund implements its principal strategies, as the Fund maintains investment flexibility and may not be invested in all disclosed asset types and strategies during any particular timeframe.

(d) In the fifth paragraph, identity what is meant by “other obligations.”

Response. In response to this comment, the following parenthetical has been included after “other obligations”: “(for example, bank certificates of deposit).”

(e) Move the disclose regarding temporary defensive measures in the last paragraph of the section to the Statutory Prospectus per Item 9 of Form N-1A.

Response. Registrant confirms that this disclosure is included in the back of the Statutory Prospectus and, in response to this comment, this language has been removed from the Fund summary.

10. Comment. (ASG Diversifying Strategies Fund) With respect to the section “Principal Risks,” confirm that “Equity Securities Risk” and “Foreign Securities Risk” are principal risks, as neither is mentioned in the section “Principal Investment Strategies.”

Response. Registrant confirms that these are principal risks. The Fund is subject to these risks indirectly through its use of derivative instruments, which is discussed in the second paragraph of the section “Principal Investment Strategies.”

11. Comment. (ASG Diversifying Strategies Fund) In the section entitled “Risk/Return Bar Chart and Table,” add additional disclosure as required by Item 4(b)(2) of Form N-1A.

Response. Registrant respectfully submits that additional disclosure is not required pursuant to this Item because the Fund does not yet have any performance information with which to compare to a broad measure of market performance.

12. Comment. (ASG Global Alternatives Fund) In the section entitled “Risk/Return Bar Chart and Table,” indicate whether the Fund’s shares are sold subject to a sales load and state that the sales load is not reflected in the bar chart and that, if these amounts were reflected, returns would be less than shown, pursuant to Instruction 1(a) of Item 4(b)(2) of Form N-1A.

Response. In response to this comment, the requested language has been included.

13. Comment. (ASG Global Alternatives Fund) In the section entitled “Risk/Return Bar Chart and Table,” conform the following paragraph that appears above the “Average Annual Total Returns” table to Item 4 of Form N-1A: “The table below shows how the Fund’s average annual total returns for Class A and Class C shares (before and after taxes for Class A) for the one-year and life-of-fund periods compare to those of the HFRI Fund of Funds Composite Index, an unmanaged, equally-weighted hedge fund index including over 800 domestic and offshore funds of funds. Funds included within the index have either at least $50 million in assets under management or have been actively trading for at least twelve (12) months. Performance information is submitted by the funds of funds to the index provider, which does not audit the information submitted. The index is rebalanced monthly. Performance data is net of all fees charged by the hedge funds. Index returns are calculated three times each month and are subject to periodic recalculation by Hedge Fund Research, Inc. The Fund does not expect to update the index returns provided if subsequent recalculations cause such returns to change. In addition, because of these recalculations, the HFRI Index returns reported by the Fund may differ from the index returns for the same period published by others. The Fund’s total returns reflect, on a class-by-class basis, expenses and the maximum sales charge that you may be required to pay when you buy or redeem the Fund’s shares.”

Response. In response to this comment, the paragraph has been deleted.

14. Comment. (ASG Global Alternatives Fund) In the section entitled “Risk/Return Bar Chart and Table,” please confirm whether the HFRI Fund of Funds Composite Index is a “broad-based securities market index.”

Response. Item 22 of Form N-1A defines “appropriate broad-based securities market index” as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The term is not limited to total market indices such as the S&P 500, and mutual funds use many different indices as their appropriate broad-based securities market index. The HFRI Fund of Funds Composite Index (the “HFRI Index”) is an unmanaged, equally-weighted hedge fund index developed by Hedge Fund Research, Inc. (which is not an affiliate of the Fund, its investment adviser, or its distributor) which includes over 800 domestic and offshore funds of funds. Because of the breadth of the index, and because the appropriate “securities market” to which the returns of the Fund should be compared is the hedge fund market (just as funds that invest in value stocks compare themselves to value stock indices, bond funds compare themselves to various bond indices, etc.), the Fund believes that the HFRI Index is an “appropriate broad-based securities market index” with respect to the Fund. Additionally, Registrant notes that the HFRI Index or similar indices of hedge fund returns are used as benchmarks by other funds with similar objectives/strategies.

15. Comment. (ASG Global Alternatives Fund) In the section entitled “Risk/Return Bar Chart and Table,” include the following sentence only if it specifically applies to this Fund: “In some cases the after-tax returns may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of fund shares at the end of the measurement period.”

Response. In response to this comment, Registrant confirms that this statement will only be included if it applies to a specific Fund. As it is inapplicable to the ASG Global Alternatives Fund, it has been removed.

Comments Addressing Additional (non-Summary) Sections in the Statutory Prospectus

16. Comment. (ASG Diversifying Strategies Fund) In the Statutory Prospectus on page 13, replace the language “the Fund may” in the second paragraph and in the first sentence of the third paragraph with “the Fund will” or “the Fund will likely.”

Response. In response to this comment, Registrant has revised the second paragraph to read in relevant part: “The Fund will concentrate….” With respect to the use of “the Fund may” in the third paragraph, Registrant believes that the use of the word “may” is a more appropriate description of how the fund implements its principal strategies, as the Fund maintains investment flexibility and may not be invested in all disclosed asset types and strategies during any particular timeframe.

17. Comment. (ASG Diversifying Strategies Fund) The risks contained in the Statutory Prospectus on page 13 should be summarized in the Fund summary and elaborated on in the Statutory Prospectus. All of these risks should appear in both places.

Response. The Registrant confirms that all of the principal risks of each Fund are disclosed in both the applicable Fund summary (where they are summarized) and the section entitled “More Information About the Funds” (where they are discussed in greater detail).

Class Y Prospectus

Comments Addressing Fund Summary Sections

18. Comment. (Gateway Fund) In the section “Principal Investment Strategies” in the Fund summary, clarify how Gateway decides what securities to buy and sell.

Response. Please see the response to Comment no. 40(b) in section I above.

19. Comment. (Gateway Fund) Include principal risk disclosure with respect to emerging markets and small- or mid-cap companies, if these are principal investment strategies of the Fund.

Response. In response to this comment, disclosure regarding the risks of investing in small- and mid-cap companies has been added in the section “Principal Investment Risks” under “Equity Securities Risks.” Investment in emerging markets securities is neither a principal strategy nor a principal risk of the Fund.

20. Comment. (Gateway Fund) The following comments apply to the section “Risk/Return Bar Chart and Table” in the Fund summary:

(a) Remove the following language from the first paragraph: “and a measure of the performance of investment-grade bonds with one- to ten-year maturities.”

Response. In response to this comment, the language “with one-to ten-year maturities” has been removed. Registrant respectfully submits that it believes the language “and a measure of the performance of investment-grade bonds” complies with the requirements of Form N-1A, and thus has been retained. See Instruction 2(b) to Item 4 of Form N-1A, which states that information for one or more other indexes may be included in addition to the required broad-based securities market index and that, if an additional index is included, a fund is to disclose information about the additional index in the narrative explanation accompanying the bar chart and table.

(b) Explain the basis for showing the Predecessor Fund information.

Response. Registrant respectfully submits that the disclosure of Predecessor Fund information is consistent with previous no-action relief granted by the Staff. See, e.g., Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997). In Quest for Value, the Staff granted no-action relief when a closed-end management investment company proposed to, after its conversion to an open-end management investment company with similar investment objectives and personnel, present performance information from the closed-end fund. The Staff stated in a footnote the following: “While this position of the staff is being expressed in the context of the Fund’s conversion from a closed-end fund to an open-end fund, the staff would take a similar view with respect to any restatement of a fund’s standardized total return to reflect a higher level of internal fund expenses than were actually paid by the fund, subject to these representations.”

Additionally, Registrant notes that disclosure of this nature has been previously provided with respect to this Fund.

(c) Delete the following paragraph that appears above the “Average Annual Total Returns” table, as it is not required or permitted by Form N-1A: “The table below shows how average annual total returns for the Class Y shares of the Fund (before and after taxes) for the one-year, five-year and ten-year periods compare to those of the Standard and Poor’s 500 Index (“S&P 500 Index”) and the Barclays Capital U.S. Aggregate Bond Index. The S&P 500 Index is a popular indicator of the performance of the large capitalization sector of the U.S. stock market. The Barclays Capital U.S. Aggregate Bond Index is an unmanaged index of investment-grade bonds with one- to ten-year maturities issued by the U.S. government, its agencies and U.S. corporations. The Fund’s total returns reflect the expenses of the Fund’s Class Y shares.”

Response. In response to this comment, the paragraph has been deleted.

21. Comment. (Gateway Fund) In the section entitled “Purchase and Sale of Fund Shares” in the Fund summary, remove the entire section from “Due to operational limitations…” ending at “…or subsequent investment minimum,” and bring the remaining bullets up to the preceding list.

Response. Registrant respectfully submits that this disclosure is appropriate and provides investors with helpful information about the minimum initial or subsequent investment requirements, pursuant to Item 6(a) of Form N-1A. The paragraph will, however, be revised by deleting the heading to the last set of bulleted points that reads: “Additionally, the following accounts may purchase Class Y shares with no initial or subsequent investment minimum:,” and moving the last set of bulleted points up so that they are combined with the preceding list under the heading “There is no initial or subsequent investment minimum for.”

Comments Addressing Additional (non-Summary) Sections in the Statutory Prospectus

22. Comment. (Gateway Fund) Should the paragraph under the heading “Purchasing Stocks” in the section “Principal Investment Strategies” on page 25 also be in the Fund summary?

Response. Please see the response to Comment no. 40(b) in section I above.

23. Comment. (ASG Funds) Explain why the “Commodity Subsidiary Risk” on page 28 is not included in the Fund summaries for the ASG Funds.

Response. Registrant does not believe that investing in the Commodity Subsidiary is a principal investment risk for the ASG Funds, and thus have not included such risk in the Fund summaries. The Registrant notes, however, that they do consider their investments in commodities (as opposed to the use of the Commodity Subsidiary) to pose a principal risk, and thus have always included “Commodity Risk” in the Fund summaries.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing.

•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary

Natixis Funds Trust I, Natixis Funds Trust II,

Natixis Funds Trust IV and Gateway Trust

cc:	Russell L. Kane, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.